UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the

Varian Medical Systems, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Varian Medical Systems, Inc. Retirement Plan (“the Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i–Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BURR PILGER MAYER, INC.

San Francisco, California

June 21, 2013

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2012	2011
Assets
Investments, at fair value (Note 4)	$643,488	$576,036

Receivables
Notes receivable from participants	7,766	7,203
Employer contributions	826	844

Total receivable	8,592	8,047

Net assets available for benefits at fair value	652,080	584,083
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,532)	(1,444)

Net assets available for benefits	$650,548	$582,639

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2012
Additions to net assets attributed to:
Investment income:
Net unrealized and realized appreciation in the fair value of investments	$52,418
Dividends and interest income	19,375
Interest on notes receivable from participants	304
Contributions:
Participant	25,840
Rollovers	3,788
Employer	14,812

Total contributions	44,440

Total additions	116,537

Deductions from net assets attributed to:
Benefits paid to participants	48,312
Deemed distributions	8
Administrative expenses	308

Total deductions	48,628

Net change	67,909
Net assets available for benefits
Beginning of year	582,639

End of year	$650,548

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description/Plan Prospectus for more detailed information.

General

The Plan was established to provide benefits to those eligible employees of Varian Medical Systems, Inc. (“the Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective April 2012, the Plan was amended to include any service with InfiMed, Inc., which the Company acquired in 2012, in its definition of service.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants. In May 2011, the Company entered into an agreement with the trustee to establish an account in the Plan for an expense reimbursement credit (called revenue credit arrangement in 2012) funded by the trustee in the amount of $100,000 per annum. The account is used to offset the cost of certain Fidelity provided services or reimburse the Company for direct, reasonable and necessary expenses of the Plan. Effective January 1, 2013, the unused expense reimbursement credit amount may be allocated to participant accounts.

Eligibility

Employees are eligible to enroll in the Plan immediately after they are hired by the Company.

Participant Contributions

Participants who elect to participate in the Plan may make a minimum contribution of 1% of their eligible base pay up to a maximum of 25% of their eligible base pay on a pre-tax basis. Participants must complete one year of service before making any after-tax contributions to the Plan, up to a maximum of 15% of their eligible base pay. The Plan includes automatic enrollment for all new employees who do not take affirmative action to enroll or do not decline enrollment, which enrollment will commence as soon as administratively possible after an employee begins work at the Company. Deferral contributions for employees entered under automatic enrollment was 3% of eligible base pay prior to April 1, 2012; thereafter, it was increased to 6%, and are invested in the Vanguard Target Date Funds. Eligible base pay is defined by the Plan and includes an employee’s bonus, if applicable, under the Company’s Management Incentive Plan and Performance Incentive Plan. Employees of the Company may elect to have their Employee Incentive Plan (“EIP”) bonus paid out in cash or deposited directly to their Plan account in 10% increments. All participant contributions are subject to statutory annual limitations and Plan rules. Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

Employer Contributions

Upon completion of one year of service with the Company, participants are entitled to receive Company matching contributions. The Company’s matching contribution is 100% of a participant’s before-tax and/or after-tax contribution, up to a maximum of 6% of the participant’s eligible base pay. The Company’s matching contribution for an employee’s EIP bonus that is deferred into the Plan is 6%. The Company may make a discretionary retirement profit sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit sharing contributions were made for the year ended December 31, 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings (losses) and charged with an allocation of certain administrative expenses. Allocations are based on participant contributions, eligible base pay, earnings or account balances, as defined in the Plan.

Participants are immediately fully vested in their contributions and Company contributions. Contributions made to the Plan are allocated among a variety of investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Notes Receivable from Participants

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Note receivable balances are also subject to certain other limitations as provided by the Plan. Note receivable balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. As of December 31, 2012, the interest rates on outstanding notes receivable range from 3.25% to 10% with various maturities. Principal and interest are paid ratably through payroll deductions over five years or less. Upon employment termination, the entire note receivable balance becomes immediately due and payable unless the participant arranges to repay the note receivable through automatic, periodic payments from the participant’s bank account or by using a coupon book for remitting payment.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their accounts or annual installments over a period of years. Upon termination of service for other reasons, a participant’s account will be paid in a single lump sum. If the terminated participant’s account balance is $1,000 or less, it will be distributed to the participant without his/her consent, although a rollover option will be made available. A qualified annuity is available to participants who had after-tax contributions or Company matching contributions prior to January 1, 2003. The Plan allows for in-service withdrawals upon a participant attaining the age of 59  1/2. A participant who obtains an in-service withdrawal is required to pay such fees as the Company may impose in order to defray the cost of processing the withdrawal.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal). Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Financial instruments are valued at fair value, refer to the note below entitled “Investment Valuation.” Accounts receivable and notes receivable are carried at cost which is not significantly different from fair value as the accounts receivable are for a short term and notes receivable carry a current market interest rate.

Investment Valuation

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

Accounting standards for fair value measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•       Quoted prices for similar assets or liabilities in active markets;

•       Quoted prices for identical or similar assets or liabilities in inactive markets;

•       Inputs other than quoted prices that are observable for the asset or liability;

•       Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan.

Varian Medical Systems, Inc. common stock: Valued at fair value as determined by quoted market prices.

Common/collective trust (“CCT”): Valued at estimated fair value, which has been determined based on the unit value of the CCT as reported by Fidelity Trust. The unit value is determined by Fidelity Trust by dividing the CCT’s net assets at fair value by its units outstanding at the valuation date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation in the fair value of investments consists of both net realized gains or losses and the net unrealized appreciation or depreciation on investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standard Update No. 2011-04, which amends Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” to provide for common principles and requirements for fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. This update clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. The Plan adopted this update and it did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011:

	December 31,
(in thousands of dollars)	2012	2011
Fidelity Growth Company K	$111,818	$95,841
PIMCO Total Return	$105,438	$100,033
Vanguard Institutional Index	$95,816	$85,507
Fidelity Managed Income Portfolio II	$56,499	$59,423
Fidelity Balanced K	$45,817	$41,447
NB Genesis Trust	$39,484	$38,877

The Plan’s investments, including investments bought, sold and held during 2012, appreciated in value by approximately $52,418,000 as follows:

(in thousands of dollars)
Mutual funds	$51,193
Company stock fund	1,225

$52,418

Investment Contracts

The Fidelity Managed Income Portfolio II Fund is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

The Fidelity Managed Income Portfolio II Fund is presented at fair value on the Statements of Net Assets Available for Benefits. The adjustment from fair value to contract value is based on the contract value as reported by Fidelity Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

4.	Fair Value Measurements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

(in thousands of dollars)	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Intermediate term bond funds	$115,739	$—	$—	$115,739
Large growth funds	111,818	—	—	111,818
Large blend funds	95,816	—	—	95,816
Target date funds	84,871	—	—	84,871
Small blend funds	53,052	—	—	53,052
Moderate allocation funds	45,817	—	—	45,817
Foreign large blend	25,196	—	—	25,196
Inflation protected bonds	15,658	—	—	15,658
Foreign large value	11,250	—	—	11,250
Retirement income funds	3,906	—	—	3,906
Money market funds	399	—	—	399

Total mutual funds	563,522			563,522
Common / collective trust	—	56,499	—	56,499
Varian Medical Systems, Inc. common stock	23,467	—	—	23,467

	$586,989	$56,499	$—	$643,488

(in thousands of dollars)	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Intermediate term bond funds	$109,977	$—	$—	$109,977
Large growth funds	95,840	—	—	95,840
Large blend funds	85,507	—	—	85,507
Target date funds	64,634	—	—	64,634
Small blend funds	50,116	—	—	50,116
Moderate allocation funds	41,447	—	—	41,447
Foreign large blend	22,697	—	—	22,697
Foreign large value	9,662	—	—	9,662
Inflation protected bonds	9,150	—	—	9,150
Retirement income funds	2,356	—	—	2,356
Money market funds	179	—	—	179

Total mutual funds	491,565			491,565
Common / collective trust	—	59,423	—	59,423
Varian Medical Systems, Inc. common stock	25,048	—	—	25,048

	$516,613	$59,423	$—	$576,036

The carrying amounts equal fair value of the Plan’s financial instruments at December 31, 2012 and 2011.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

5.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2012, and 2011 consisted of 419,644 and 368,280 shares, respectively, with fair market values of approximately $23,467,000 and $25,048,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $399,000 and $179,000 at December 31, 2012, and 2011, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity Trust, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan for the year ended December 31, 2012 were approximately $308,000.

6.	Income Tax Status

The Plan obtained its current determination letter, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code, on February 6, 2013. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for the years prior to 2009.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Risks and Uncertainties

The Plan provides participants with investment options in mutual funds, a CCT, and Varian Medical Systems, Inc. common stock. These investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit-worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2012 and 2011

9.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

(in thousands of dollars)	2012	2011
Net assets available for benefits per the financial statements	$650,548	$582,639
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,532	1,444

Net assets available for benefits per the Form 5500	$652,080	$584,083

Change in net assets available for benefits per the financial statements	$67,909
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	88

Change in net assets available for benefits per the Form 5500	$67,997

10.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan Administrator evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. The Plan Administrator concluded that no material subsequent event has occurred since December 31, 2012 that requires recognition or disclosure in such financial statements.

Varian Medical Systems, Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4i – Schedule of Assets (Held at End of Year)	Plan #: 002
December 31, 2012

(a)	(b)	(c)	(e)
Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Fidelity Growth Company K	Mutual Fund	$111,817,741
	PIMCO Total Return	Mutual Fund	105,438,333
	Vanguard Institutional Index	Mutual Fund	95,816,480
*	Fidelity Balanced K	Mutual Fund	45,816,933
	NB Genesis Trust	Mutual Fund	39,484,297
	Vanguard Target Ret 2020	Mutual Fund	28,237,211
	Vanguard Target Ret 2030	Mutual Fund	27,608,412
*	Fidelity Diversified International K	Mutual Fund	20,880,262
	Vanguard Target Ret 2040	Mutual Fund	17,840,981
	PIMCO Real Return Institutional	Mutual Fund	15,657,749
	Vanguard Small Cap Index Inst.	Mutual Fund	13,567,236
	Dodge & Cox International Stock	Mutual Fund	11,249,830
	Vanguard Total Bond Market Inst.	Mutual Fund	10,300,554
	Vanguard Target Ret 2010	Mutual Fund	6,655,568
	Vanguard Target Ret 2050	Mutual Fund	4,528,351
*	Spartan International Index	Mutual Fund	4,316,774
	Vanguard Target Ret Inc	Mutual Fund	3,906,265
*	Fidelity Managed Income Portfolio II	Common / Collective Trust	^ 54,967,140
*	Varian Medical Systems, Inc. Stock	Common Stock	23,466,598
*	Fidelity Institutional Money Market	Cash, various interest	398,781
*	Participant Loans	Interest rates from 3.25% to 10%, various maturities	7,766,507

			$649,722,003

*	Party-in-interest.
^	Presented at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy Scott
Wendy Scott
Senior Vice President, Chief Human Resources Officer

Date: June 21, 2013